UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cyan, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

23247W 10 4

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23247W104

1.	Names of reporting persons Azure Capital Partners II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,324,789
	6.	Shared voting power -0-
	7.	Sole dispositive power 5,324,789
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 5,324,789
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 11.4% [1]
12.	Type of reporting person PN

1	The percent of class was calculated based on 46,536,436 shares of common stock issued and outstanding as of December 31, 2013, as provided by the Issuer.

CUSIP No. 23247W104

1.	Names of reporting persons Azure Entrepreneurs II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 682,912
	6.	Shared voting power -0-
	7.	Sole dispositive power 682,912
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 682,912
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 1.5% [1]
12.	Type of reporting person PN

1	The percent of class was calculated based on 46,536,436 shares of common stock issued and outstanding as of December 31, 2013, as provided by the Issuer.

CUSIP No. 23247W104

1.	Names of reporting persons Azure Capital Partners VC Administrators II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 6,016,201
	6.	Shared voting power -0-
	7.	Sole dispositive power 6,016,201
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 6,016,201
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 12.9% [1]
12.	Type of reporting person PN

1	The percent of class was calculated based on 46,536,436 shares of common stock issued and outstanding as of December 31, 2013, as provided by the Issuer.

CUSIP No. 23247W104

1.	Names of reporting persons Azure Parent, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 6,016,201
	6.	Shared voting power -0-
	7.	Sole dispositive power 6,016,201
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 6,016,201
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 12.9% [1]
12.	Type of reporting person OO

1	The percent of class was calculated based on 46,536,436 shares of common stock issued and outstanding as of December 31, 2013, as provided by the Issuer.

CUSIP No. 23247W104

1.	Names of reporting persons Azure Capital Partners, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 6,016,201
	6.	Shared voting power -0-
	7.	Sole dispositive power 6,016,201
	8.	Shared dispositive power -0-
9.	Aggregate amount beneficially owned by each reporting person 6,016,201
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row 9 12.9% [1]
12.	Type of reporting person CO

1	The percent of class was calculated based on 46,536,436 shares of common stock issued and outstanding as of December 31, 2013, as provided by the Issuer.

CUSIP No. 23247W104

Item 1.		Issuer

	(a)	Name of Issuer:

Cyan, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

1383 North McDowell Blvd., Suite 300
Petaluma, California 94954
Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

		(i)	Azure Entrepreneurs II, L.P., a Delaware limited partnership;

		(ii)	Azure Capital Partners II, L.P., a Delaware limited partnership;

		(iii)	Azure Capital Partners VC Administrators II, L.P., a Delaware limited partnership;

		(iv)	Azure Parent, L.L.C., a Delaware limited liability company; and

		(v)	Azure Capital Partners, Inc., a Delaware corporation

The address of the principal business office of each of the reporting persons are c/o Azure Capital Partners, 650 California Street, 11th Floor, San Francisco, California 94108.

	(d)	Title of Class of Securities:

Common stock, $0.0001 par value per share, (the “Common Stock”)

	(e)	CUSIP Number:

23247W 10 4
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 23247W104

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

(i) Azure Capital Partners II, L.P. (“ACP II”) directly owns 5,324,789 shares of Common Stock, which represents approximately 11.4% of the outstanding shares of the Common Stock.

(ii) Azure Entrepreneurs II, L.P. (“AE II”) directly owns 682,912 shares of Common Stock, which represents approximately 1.5% of the outstanding shares of the Common Stock.

(iii)     Azure Capital Partners VC Administrators II, L.P. (“Azure GP”) is the sole general partner of each of Azure Capital Partners II, L.P. and Azure Entrepreneurs II, L.P. The sole general partner of Azure GP is Azure Parent, L.L.C. (“Azure Parent”), which is wholly-owned by Azure Capital Partners, Inc. (“Azure Capital”). Azure GP may be deemed to beneficially own (i) the 5,324,789 shares of Common Stock held directly by Azure Capital Partners II, L.P., (ii) 682,912 shares of Common Stock held directly by Azure Entrepreneurs II, L.P. and, (iii) 8,500 shares of Common Stock held directly by Mr. Paul A. Ferris in the form of restricted stock units that will fully vest on May 15, 2014. Mr. Ferris will assign to Azure Capital Partners, L.P. (“Azure Manager”, and together with ACP II, AE II, Azure Capital and Azure GP, the “Azure Entities”) any remuneration received for service as a director of the Issuer. Such remuneration will then offset the management fees payable to Azure Manager. Mr. Ferris, a manager of Azure Parent, serves as the Azure Entities’ representative on the Issuer’s board of directors. Azure GP may be deemed to beneficially own 6,016,201 shares of Common Stock, which represents approximately 12.9% of the outstanding shares of the Common Stock.

(iv)     Azure Parent, L.L.C. is the sole general partner of Azure Capital Partners VC Administrators II, L.P., which is the sole general partner of each of Azure Capital Partners II, L.P. and Azure Entrepreneurs II, L.P., and may be deemed to beneficially own 6,016,201 shares of Common Stock, which represents approximately 12.9% of the outstanding shares of the Common Stock.

(v)      Azure Capital Partners, Inc. wholly owns Azure Parent, L.L.C., which is the sole general partner of Azure Capital Partners VC Administrators II, L.P., which is the sole general partner of each of Azure Capital Partners II, L.P. and Azure Entrepreneurs II, L.P., and may be deemed to beneficially own 6,016,201 shares of Common Stock, which represents approximately 12.9% of the outstanding shares of the Common Stock.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)

Azure Capital Partners II, L.P.	5,324,789	-0-	5,324,789	-0-
Azure Entrepreneurs II, L.P.	682,912	-0-	682,912	-0-
Azure Capital Partners VC Administrators II, L.P.	6,016,201	-0-	6,016,201	-0-
Azure Parent, L.L.C.	6,016,201	-0-	6,016,201	-0-
Azure Capital Partners, Inc.	6,016,201	-0-	6,016,201	-0-

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 46,536,436 shares of common stock issued and outstanding as of December 31, 2013, as provided by the Issuer.
Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

AZURE CAPITAL PARTNERS II, L.P.

By:	Azure Capital Partners VC Administrators II, L.P., its sole general partner
By:	Azure Parent, L.L.C., its sole general partner

By:	/s/ Paul A. Ferris
	Name:	Paul A. Ferris
	Title:	Manager

AZURE ENTREPRENEURS II, L.P.

By:	Azure Capital Partners VC Administrators II, L.P., its sole general partner
By:	Azure Parent, L.L.C., its sole general partner

By:	/s/ Paul A. Ferris
	Name:	Paul A. Ferris
	Title:	Manager

AZURE CAPITAL PARTNERS VC ADMINISTRATORS II, L.P.

By:	Azure Parent, L.L.C., its sole general partner

By:	/s/ Paul A. Ferris
	Name:	Paul A. Ferris
	Title:	Manager

AZURE PARENT, L.L.C.

By:	/s/ Paul A. Ferris
	Name:	Paul A. Ferris
	Title:	Manager

AZURE CAPITAL PARTNERS, INC.

By:	/s/ Paul A. Ferris
	Name:	Paul A. Ferris
	Title:	Secretary

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2014

AZURE CAPITAL PARTNERS II, L.P.

By:	Azure Capital Partners VC Administrators II, L.P., its sole general partner
By:	Azure Parent, L.L.C., its sole general partner

By:	/s/ Paul A. Ferris
	Name:	Paul A. Ferris
	Title:	Manager

AZURE ENTREPRENEURS II, L.P.

By:	Azure Capital Partners VC Administrators II, L.P., its sole general partner
By:	Azure Parent, L.L.C., its sole general partner

By:	/s/ Paul A. Ferris
	Name:	Paul A. Ferris
	Title:	Manager

AZURE CAPITAL PARTNERS VC ADMINISTRATORS II, L.P.

By:	Azure Parent, L.L.C., its sole general partner

By:	/s/ Paul A. Ferris
	Name:	Paul A. Ferris
	Title:	Manager

AZURE PARENT, L.L.C.

By:	/s/ Paul A. Ferris
	Name:	Paul A. Ferris
	Title:	Manager

AZURE CAPITAL PARTNERS, INC.

By:	/s/ Paul A. Ferris
	Name:	Paul A. Ferris
	Title:	Secretary